

Mail Stop 7010

May 4, 2007

Via U.S. Mail and Fax (713) 895-5420
Mr. Jeffrey E. Smith
Chief Financial Officer
BJ Services Company
4601 Westway Park Boulevard
Houston, TX 77041

      Re: BJ Services Company
             Form 10-K for the Fiscal Year Ended September 30, 2006
             Filed December 7, 2006
             File No. 1-10570

Dear Mr. Smith:

      We have reviewed your supplemental response letter dated April 25, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated April 2, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 1. Business and Basis of Presentation
Intangible assets, page 52

1. Please refer to prior comment 1 of our letter dated April 2, 2007. We note you have aggregated multiple operating segments into two separate reporting units - U.S/Mexico Pressure Pumping and International Pressure Pumping. We further note that you have addressed your reasons for aggregating operating segments, but this reasoning applies to components, not operating segments. We disagree with your conclusion about the aggregation of operating segments into single reporting units. Under the guidance of SFAS No. 142, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). There is nothing in the guidance that contemplates the aggregation of operating segments into one reporting unit.

    Please revise your disclosure to identify each of your reporting units correctly under the guidance of SFAS No. 142, and tell us if you would have identified any impairment under the revised reporting units.

Mr. Jeffrey E. Smith
BJ Services Company
Page 2

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      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant